June 2, 2006

Mr. John Cash

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kubota Corporation

Form 20-F for the year ended March 31, 2005

File No. 1-07294

Dear Mr. Cash:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in the letter dated May 9, 2006, with respect to the annual report on Form 20-F of Kubota Corporation (the “Company”) for the year ended March 31, 2005. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Note 1-Summary of Significant Accounting Policies, Revenue Recognition, page 29

1.	Please confirm that you will provide the disclosures required by Rule 5-02.5(c)[sic] and 5.02.6(d) in future filings.

Response:	The Company will provide the disclosures required by Rule 5-02.3(c) and 5.02.6(d) in future filings.

Note 13-Supplemental Expense Information-Loss (Gain) from Disposal and Impairment of Business and Fixed Assets, page 46

2.	We note your response to our prior comment number eight indicating that you are currently in the process of analyzing what consideration was given to presenting the sale of your subsidiary that operated a golf course and the sale of your subsidiary that operated a rental computer service business as discontinues operations under SFAS 144.

Response:	As stated in our letter dated May 11, 2006 to the SEC staff, the Company has concluded that one of two subsidiaries concerned should have been accounted for as discontinued operations. Accordingly, the Company will be amending its annual report on Form 20-F for the year ended March 31, 2005.

Note 14-Commitments and Contingencies-Asbestos-Related Matters, page 47

3.	We note your response to prior comment nine. Please confirm that you will disclose the detailes of the New Asbestos Law and the amount of the Company’s contribution related to the Law in the footnotes to your audited financial statement.

Response:	The Company will disclose in future filings the details of the New Asbestos Law and the amount of the Company’s contribution related to the Law in the notes to its audited financial statements, to the extent the amount of its contribution is clarified.

4.	In future filings please disclose the number of residents and employees who have sought consolation and condolence payments as of each balance sheet date presented.

Response:	The Company will disclose in future filings the number of residents and employees who have sought consolation and condolence payments as of each balance sheet date presented.

5.	Please disclose a range of loss for the expected payments in fiscal year 2007 relating to the consolation and condolence payments. Tell us if you have accrued payments for anticipated fiscal year 2007 claims and if not, why, considering guidance provided under SFAS 5. Additionally, please include your accounting policy relating to these payments in the Summary of Significant Accounting Policies in the footnotes to your audited financial statements.

Response:	The Company will disclose a range of loss for the expected payments in the year ending March 31, 2007 relating to the asbestos issue including consolation and condolence payments in its annual report on Form 20-F for the year ended March 31, 2006.

The Company accrues the expenses related to the asbestos issue if the likelihood of the future event or events occurring is probable and the amount of loss is reasonably estimated. The amount accrued for the year ended March 31, 2006 related to the asbestos issue was ¥3.7 billion and this amount was a better estimate.

The Company will include its accounting policy relating to these payments, including consolation and condolence payments, in the Summary of Significant Accounting Policies in the notes to its audited financial statements.

6.	Tell us, and disclose if you have any knowledge whether, based on currently available information, your liability under the new asbestos law will be greater than current payments under your own plan.

Response:	The Company currently does not know whether its liability under the new asbestos law will be greater than current payments under its plan because the amount of contribution to be made by each business entity under the new asbestos law is now under consideration by the Japanese government.

7.	We note “the Company believes asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations and financial position.” Confirm that you will disclose this fact in the footnotes to your audited financial statements. Additionally, please expand your disclosure to address the potential impact and risks related to your liquidity.

Response:	In future filings the Company will disclose the fact that the Company believes asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations and financial position in the notes to its audited financial statements. Additionally, in future filings the Company will expand its disclosure to address the potential impact and risks related to its liquidity.

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax (81-6-6648-2632).

Very truly yours,

/s/ Hirokazu Nara
Hirokazu Nara
Director
(Principal Financial and Accounting Officer, Kubota Corporation)

cc:	Jean Baker
Mindy Hooker
(Division of Corporation Finance,
Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
(Sullivan & Cromwell LLP)